

June 14, 2011

Mr. Allan Sepe
Chief Executive Officer and Chief Financial Officer
Blue Gem Enterprise, Inc.
12805 N.W. 42 Avenue
Opa-locka, Florida 33054

> **Re: Blue Gem Enterprise, Inc.**
> **Form 10-K/A for Fiscal Year Ended May 31, 2010**
> **Filed September 22, 2010**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2010**
> **Filed October 19, 2010**
> **File No. 333-153441**

Dear Mr. Sepe:

We issued comments to you on the above captioned filings on March 17, 2011. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by June 28, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 28, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm. Please contact Lily Dang at 202-551-3867 or me at 202-551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief